

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2017

Via Email
Nak Joo Seong
Young Eun Ban
Duly Authorized Representatives of
The Korea Development Bank
320 Park Avenue, 32nd Floor
New York, NY 10022

Seong-wook Kim
Duly Authorized Representative of
The Republic of Korea
460 Park Avenue, 9th Floor
New York, NY 10022

Re: The Korea Development Bank
The Republic of Korea
Amendment No. 1 to Registration Statement under Schedule B
File No. 333-217914
Filed June 7, 2017

Dear Sirs:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your reply to comment 1. We reissue this comment in part. Please update the status of the debt whose maturity date has on pages 27, 28, and 30.

2. We have located news articles reporting that in 2016 Korea offered a $25B financial package to help fund infrastructure projects in Iran, and that you agreed to foot part of the bill; that you signed a range of memoranda of understanding to establish partnerships in Iran including one with Bank Mellat; and that you signed a memorandum of understanding with the Central Bank of Iran to increase ties. On pages 10, 14 and 72, you identify companies as borrowers and associates that are reported to do business in, or have operations in, Iran including Daewoo Shipbuilding & Marine Engineering Co. Ltd., Hyundai Merchant Marine Co. Ltd., Korea Electric Power Co. Ltd., Hanjin Heavy Industries and Construction Co. Ltd., and Hanjin Shipping Co. Ltd. You do not include disclosure about Iran in the registration statement. Iran is designated by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, whether through subsidiaries, affiliates, associates, borrowers, or other direct or indirect arrangements. You should describe any services or products you have provided to Iran, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the government of Iran or entities that it controls.

3. Please discuss the materiality of any contacts with Iran you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

Banking Industry, page 179

4. We note your reply to comment 11. Here or elsewhere, include a discussion of the amount of capital provided to the institutions listed under this heading, including any trends, so prospective investors may know the extent of the Republic's exposure.

Closing Comment

We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3258 with any questions.

Sincerely,

/s/ Corey Jennings

Corey Jennings
Special Counsel

cc: Eunbe Kang
       The Korea Development Bank

       Hongki Moon, Esq.
       Cleary Gottlieb Steen & Hamilton LLP